SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               HELP AT HOME, INC.
        ----------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.02 per share
        -----------------------------------------------------------------
                        (Title of Class of Securities)

                                   422 913 103
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                Stephen R. Miraglia
                                 1419 Camino Pablo
                                 Moraga, CA 94556
                                 (925) 376-1533
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 25, 2002
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  422 913 103
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Stephen R. Miraglia

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        Stephen R. Miraglia - 104,890
                       ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Stephen R. Miraglia - 104,890
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Stephen R. Miraglia - 104,890
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Stephen R. Miraglia  (5.67%)
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  422 913 103

                                  SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER

     Common Stock, par value $0.02 per share

     HELP AT HOME, INC.
     223 W. Jackson Blvd. Suite 500
     Chicago, IL 60601

ITEM 2. IDENTITY AND BACKGROUND

     (a) Stephen R. Miraglia

     (b) 1419 Camino Pablo
         Moraga, CA 94556

     (c) Retired, Investor

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All purchases have been made with personal or IRA Rollover funds. The most recent purchases were made in May 2002 with the latest purchase consisting of 5,292 shares on May 24, 2002. None of these funds were borrowed.

ITEM 4. PURPOSE OF TRANSACTION

     In order to gain access to Help at Home, Inc. books. This is necessary since the company refuses to provide any financial results. Their last report was for the period ending March 31, 2001. To attempt to discover if insiders deliberately withheld information from shareholders and used that information to benefit themselves. To attempt to discover if board members, controlling share-holders and management have violated their fiduciary obligations to all share-holders. If necessary attempt to have a court appointed trustee manage and if advisable liquidate the company for the benefit of all shareholders. To review and examine factoring transactions between the controlling shareholder and the company. To attempt to hold the controlling shareholders group responsible for the tender offer reported in SEC filings. To bring pressure on State and Federal Regulators to do their job.

CUSIP No.  422 913 103

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  104,890
         Percent of outstanding shares owned:               5.67%

     (b) Sole Power of voting for Reporting Person:         104,890

     (c) Transactions in securities in the past
         60 days for Reporting Person:                      2

         04/23/2002 purchase 10,000 shares at cost of $2,080.00
         05/24/2002 purchase 5,292 shares at cost of $715.04

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.

CUSIP No.  422 913 103


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.


                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Dated: May 25, 2002                               Stephen R. Miraglia


                                                  by:/s/Stephen R. Miraglia
                                                       Stephen R. Miraglia